Exhibit 99.2

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2020

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2020	2019	2020	2019
Revenues (Note 3)	$1,720	$3,138	$4,097	$6,244
Cost of sales	(1,581)	(2,087)	(3,560)	(4,151)

Gross profit	139	1,051	537	2,093
Other operating income (expenses)
General and administration	(24)	(43)	(55)	(83)
Exploration	(11)	(15)	(23)	(30)
Research and innovation	(14)	(11)	(36)	(21)
Asset impairment (Note 4)	–	(171)	(647)	(171)
Other operating income (expense) (Note 5)	(262)	(198)	(299)	(213)

Profit (loss) from operations	(172)	613	(523)	1,575
Finance income	2	20	7	32
Finance expense (Note 6)	(116)	(82)	(168)	(148)
Non-operating income (expense) (Note 7)	34	(181)	56	(106)
Share of gain (loss) of associates and joint ventures	1	–	(3)	–

Profit (loss) before taxes	(251)	370	(631)	1,353
Recovery of (provision for) income taxes	66	(120)	135	(459)

Profit (loss) for the period	$(185)	$250	$(496)	$894

Profit (loss) attributable to:
Shareholders of the company	$(149)	$231	$(461)	$861
Non-controlling interests	(36)	19	(35)	33

Profit (loss) for the period	$(185)	$250	$(496)	$894

Earnings (loss) per share
Basic	$(0.28)	$0.41	$(0.86)	$1.52
Diluted	$(0.28)	$0.41	$(0.86)	$1.51
Weighted average shares outstanding (millions)	531.0	563.2	537.7	565.5
Weighted average diluted shares outstanding (millions)	531.0	569.6	537.7	572.0
Shares outstanding at end of period (millions)	531.0	560.7	531.0	560.7

Teck Resources Limited

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Profit (loss) for the period	$(185)	$250	$(496)	$894

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(25), $(12), $26 and $(22))	(270)	(136)	331	(260)
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	–	1	–	1

	(270)	(135)	331	(259)

Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes $(1), $nil, $nil and $nil))	14	(1)	1	2
Remeasurements of retirement benefit plans (net of taxes of $21, $(4), $30 and $(15))	(25)	10	(63)	48

	(11)	9	(62)	50

Total other comprehensive income (loss) for the period	(281)	(126)	269	(209)

Total comprehensive income (loss) for the period	$(466)	$124	$(227)	$685

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(240)	$(120)	$220	$(201)
Non-controlling interests	(41)	(6)	49	(8)

	$(281)	$(126)	$269	$(209)

Total comprehensive income (loss) attributable to:
Shareholders of the company	$(389)	$111	$(241)	$660
Non-controlling interests	(77)	13	14	25

	$(466)	$124	$(227)	$685

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Operating activities
Profit (loss) for the period	$(185)	$250	$(496)	$894
Depreciation and amortization	314	395	692	768
Provision for (recovery of) income taxes	(66)	120	(135)	459
Asset impairment	–	171	647	171
Loss on debt redemption or purchase	11	224	11	224
Gain on debt prepayment option	–	(35)	–	(105)
Net finance expense	114	62	161	116
Income taxes paid	(24)	(214)	(100)	(374)
Remeasurement of decommissioning and restoration provisions for closed operations	88	16	(29)	51
Other	(28)	(8)	(109)	(5)
Net change in non-cash working capital items	76	139	(63)	(559)

	300	1,120	579	1,640
Investing activities
Expenditures on property, plant and equipment	(792)	(599)	(1,610)	(1,081)
Capitalized production stripping costs	(97)	(170)	(269)	(369)
Expenditures on investments and other assets	(52)	(48)	(81)	(80)
Proceeds from investments and assets	9	33	70	46

	(932)	(784)	(1,890)	(1,484)
Financing activities
Proceeds from debt	2,684	–	3,130	–
Redemption or purchase and repayment of debt	(1,796)	(835)	(2,022)	(835)
Repayment of lease liabilities	(40)	(39)	(83)	(70)
QB2 advances from SMM/SC	24	13	24	913
QB2 equity contributions by SMM/SC	–	–	–	391
QB2 partnering and financing transaction costs paid	(1)	(52)	(8)	(66)
Interest and finance charges paid	(78)	(101)	(187)	(211)
Issuance of Class B subordinate voting shares	–	2	–	8
Purchase and cancellation of Class B subordinate voting shares	–	(153)	(207)	(333)
Dividends paid	(26)	(28)	(53)	(56)
Distributions to non-controlling interests	(1)	(9)	–	(15)

	766	(1,202)	594	(274)
Effect of exchange rate changes on cash and cash equivalents	(17)	(51)	27	(87)

Increase (decrease) in cash and cash equivalents	117	(917)	(690)	(205)
Cash and cash equivalents at beginning of period	219	2,446	1,026	1,734

Cash and cash equivalents at end of period	$336	$1,529	$336	$1,529

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$336	$1,026
Current income taxes receivable	65	95
Trade and settlement receivables	678	1,062
Inventories	1,979	1,981
Prepaids and other current assets	350	331

	3,408	4,495
Financial and other assets	1,173	1,109
Investments in associates and joint ventures	1,135	1,079
Property, plant and equipment	32,191	31,355
Deferred income tax assets	211	211
Goodwill	1,120	1,101

	$39,238	$39,350

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$1,995	$2,498
Current portion of debt (Note 8)	48	29
Current portion of lease liabilities	151	160
Current income taxes payable	52	89

	2,246	2,776
Debt (Note 8)	5,383	4,133
Lease liabilities	575	512
QB2 advances from SMM/SC	982	912
Deferred income tax liabilities	5,664	5,902
Retirement benefit liabilities	562	505
Provisions and other liabilities	2,228	2,536

	17,640	17,276
Equity
Attributable to shareholders of the company	20,814	21,304
Attributable to non-controlling interests	784	770

	21,598	22,074

	$39,238	$39,350

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2020	2019
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,323	6,595
Share repurchases	(190)	(128)
Issued on exercise of options	–	11

End of period	6,133	6,478
Retained earnings
Beginning of period	14,447	15,495
IFRS 16 transition adjustment on January 1, 2019	–	(43)
Profit (loss) for the period attributable to shareholders of the company	(461)	861
Dividends paid	(53)	(56)
Share repurchases	(17)	(202)
Adjustment from SMM/SC transaction	–	4
Remeasurements of retirement benefit plans	(63)	48

End of period	13,853	16,107
Contributed surplus
Beginning of period	219	204
Share option compensation expense	11	9
Transfer to Class B subordinate voting shares on exercise of options	–	(3)

End of period	230	210
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	309	584
Other comprehensive income (loss)	220	(201)
Less remeasurements of retirement benefit plans recorded in retained earnings	63	(48)

End of period	592	335
Non-controlling interests
Beginning of period	770	134
Profit (loss) for the period attributable to non-controlling interests	(35)	33
Other comprehensive income (loss) attributable to non-controlling interests	49	(8)
Adjustments from SMM/SC transaction	–	675
Distributions	–	(15)

End of period	784	819

Total equity	$21,598	$23,955

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1. BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On July 22, 2020, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2. COVID-19 ESTIMATION UNCERTAINTY

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.

We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results.

We recorded inventory net realizable value write-downs of $42 million related to our energy and zinc businesses in the first quarter of 2020 and inventory write-downs of $57 million related to our energy, zinc and coal businesses in the second quarter of 2020. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. At the onset of the pandemic, we slowed or suspended operations at certain of our mines to safeguard the health of our employees. When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels. Additionally, any abnormal COVID-19 related costs, such as idle labour, are expensed as incurred. As a result our mine operating costs were higher in the second quarter of 2020 as these fixed overhead and abnormal costs were expensed in the period.

We recorded a property, plant and equipment impairment in the first quarter of $647 million related to our interest in Fort Hills (Note 4). There is heightened potential for further impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Our understanding of the longer-term impacts of COVID-19 on commodity markets continues to develop and, there is heightened potential for changes in these estimates over the balance of 2020.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2. COVID-19 ESTIMATION UNCERTAINTY, continued

In the second quarter, we expensed costs of approximately $260 million relating to COVID-19 as a result of reduced production levels at our operations, including the temporary shut-down of our Antamina operations, the suspension of construction on our Quebrada Blanca Phase 2 copper development project (QB2), increased safety equipment requirements and physical distancing measures. Of the $260 million, $34 million was recorded in cost of sales, and $151 million was recorded in other operating income (expense). The remaining $75 million of costs relates to interest that would have been capitalized if QB2 was not suspended.

Of the $151 million recorded in other operating income (expense), $143 million of the COVID-19 costs is primarily related to the suspension of construction and care and maintenance activities at QB2. The remaining $8 million costs are recorded as part of social responsibility and donations and other.

3. REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 10) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended June 30, 2020
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$792	$–	$–	$–	$792
Copper	–	364	–	–	364
Zinc	–	18	369	–	387
Blended bitumen	–	–	–	44	44
Silver	–	7	73	–	80
Lead	–	1	50	–	51
Other	–	15	76	–	91
Intra-segment	–	–	(89)	–	(89)

	$792	$405	$479	$44	$1,720

(CAD$ in millions)	Three months ended June 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,588	$–	$–	$–	$1,588
Copper	–	556	–	–	556
Zinc	–	48	539	–	587
Blended bitumen	–	–	–	295	295
Silver	–	6	81	–	87
Lead	–	1	40	–	41
Other	–	35	89	–	124
Intra-segment	–	–	(140)	–	(140)

	$1,588	$646	$609	$295	$3,138

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3. REVENUES, continued

(CAD$ in millions)	Six months ended June 30, 2020
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,815	$–	$–	$–	$1,815
Copper	–	857	–	–	857
Zinc	–	60	863	–	923
Blended bitumen	–	–	–	220	220
Silver	–	13	153	–	166
Lead	–	1	90	–	91
Other	–	44	166	–	210
Intra-segment	–	–	(185)	–	(185)

	$1,815	$975	$1,087	$220	$4,097

(CAD$ in millions)	Six months ended June 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$3,140	$–	$–	$–	$3,140
Copper	–	1,112	–	–	1,112
Zinc	–	90	1,188	–	1,278
Blended bitumen	–	–	–	507	507
Silver	–	11	142	–	153
Lead	–	2	86	–	88
Other	–	61	177	–	238
Intra-segment	–	–	(272)	–	(272)

	$3,140	$1,276	$1,321	$507	$6,244

4. ASSET IMPAIRMENT

During the second quarter of 2020, we assessed whether there were any indicators of impairment for our assets and did not identify any matters requiring us to perform an impairment test. Accordingly, no impairments were recorded in the second quarter of 2020.

During the second quarter of 2019, as a result of our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation, we performed an impairment test to determine the recoverable amount of our Cardinal River cash generating unit (CGU). Based on available information, we determined that the fair value less costs of disposal (FVLCD) for the Cardinal River CGU was lower than its carrying value. As a result, we recorded a pre-tax impairment of $171 million (after-tax $109 million) related to the mineral property of the Cardinal River CGU. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 10).

During the first quarter of 2020, we identified impairment indicators and recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $2.5 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices over the next three years combined with reduced production. The impairment affected the profit (loss) of our energy operating segment (Note 10).

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4. ASSET IMPAIRMENT, continued

Cash flow projections used in the analysis in the first quarter of 2020 were based on life of mine plans at the testing date and cash flows covering a period of 41 years. These plans included temporarily operating as a single train facility in 2020 and 2021, reducing production rates to approximately 50% of capacity with an increase to full production rates in 2022.

a)	Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the Fort Hills CGU as at March 31, 2020:

March 31, 2020
WCS heavy oil prices	Current price used in initial year, increased to a real long-term price in 2024 of US$50 per barrel
Discount rate	5.4%
Long-term foreign exchange rate	1 U.S. to 1.30 Canadian dollars
Inflation rate	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on an oil sands weighted average cost of capital for Fort Hills. As at March 31, 2020, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed as at March 31, 2020.

Inflation Rates

Inflation rates are based on average historical inflation for the location of the operation and long-term government targets.

Reserves and Resources

Future oil production is included in projected cash flows based on oil reserve and resource estimates undertaken by appropriately qualified reserves evaluators.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4. ASSET IMPAIRMENT, continued

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management. At March 31, 2020, the operating costs and capital expenditures for Fort Hills reflect the reduction to a single production train and concurrent increase in unit operating costs for the near term.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment analysis performed as at March 31, 2020, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 13).

b)	Sensitivity Analysis

The key inputs used in our determination of the recoverable amount interrelate significantly with each other and with our operating plan. For example, a decrease in long-term WCS prices would result in us making amendments to the long-term foreign exchange assumption and mine operating plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumptions increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Ignoring the above described interrelationships, in isolation a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5. OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Settlement pricing adjustments	$40	$(65)	$(58)	$9
Share-based compensation (Note 9(a))	(23)	(9)	7	(25)
Environmental costs	(96)	(36)	25	(77)
Care and maintenance costs	(11)	(7)	(22)	(12)
Social responsibility and donations	(7)	(2)	(10)	(6)
Gain (loss) on sale of assets	(5)	(5)	8	2
Commodity derivatives	28	(11)	7	8
Take or pay contract costs	(26)	(39)	(50)	(64)
COVID-19 costs	(143)	–	(175)	–
Other	(19)	(24)	(31)	(48)

	$(262)	$(198)	$(299)	$(213)

6. FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Debt interest	$68	$77	$130	$155
Interest on advances from SMM/SC	13	16	25	16
Interest on lease liabilities	9	11	18	21
Letters of credit and standby fees	10	11	24	23
Net interest expense on retirement benefit plans	1	1	2	3
Accretion on decommissioning and restoration provisions	27	28	56	54
Other	3	5	6	5

	131	149	261	277
Less capitalized borrowing costs	(15)	(67)	(93)	(129)

	$116	$82	$168	$148

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7. NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2020	2019	2020	2019
Foreign exchange gains (losses)	$2	$(18)	$10	$(13)
Gain on debt prepayment option	–	35	–	105
Loss on debt redemption or purchase	(11)	(224)	(11)	(224)
Other	43	26	57	26

	$34	$(181)	$56	$(106)

8. DEBT

($ in millions)	June 30, 2020			December 31, 2019
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)
4.5% notes due January 2021 (b)	$13	$18	$18	$117	$152	$155
4.75% notes due January 2022 (b)	150	204	213	202	262	273
3.75% notes due February 2023 (b)	108	149	156	220	289	298
3.9% notes due July 2030 (a)	550	739	750	–	–	–
6.125% notes due October 2035	609	818	946	609	779	932
6.0% notes due August 2040	490	666	711	490	634	712
6.25% notes due July 2041	795	1,071	1,193	795	1,021	1,187
5.2% notes due March 2042	399	537	538	399	512	537
5.4% notes due February 2043	377	508	511	377	484	520

	3,491	4,710	5,036	3,209	4,133	4,614
QB2 project financing (c)	438	582	582	–	–	–
Revolving credit facilities (d)	80	109	109	–	–	–
Antamina term loans (e)	23	30	30	23	29	29

	$4,032	$5,431	$5,757	$3,232	$4,162	$4,643
Less current portion of debt	(36)	(48)	(48)	(23)	(29)	(29)

	$3,996	$5,383	$5,709	$3,209	$4,133	$4,614

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 13).

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8. DEBT, continued

a)	Notes Issued

In June 2020, we issued US$550 million principal amount of senior unsecured notes due July 2030 (2030 Notes). The 2030 Notes have a coupon of 3.9% per annum and an effective interest rate, after taking into account issuance costs, of 4.08%. These notes were issued at 99.513% of face value.

Prior to April 15, 2030, the 2030 Notes can be redeemed, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) a make-whole amount, plus in each case, accrued and unpaid interest to the redemption date. On or after April 15, 2030, the 2030 Notes are redeemable at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Net proceeds from this issuance, after underwriting and issuance costs, were US$542 million. The net proceeds and available cash were used to finance the note tender offer described below in Note 8(b) and to reduce amounts outstanding on our US$4.0 billion revolving credit facility.

b)	Note Purchases

In June 2020, we purchased US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount and settled in July 2020. The purchased notes comprise US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The total cost of the purchases, including the premium for the purchase, was US$276 million. We recorded a pre-tax expense of $11 million in non-operating income (expense) (Note 7) in connection with the purchases. On June 30, 2020, we announced that we would redeem, on July 30, 2020, all of the 4.5% notes due 2021 that were not purchased as part of the June 2020 tender offer.

c)	QB2 Project Financing

As at June 30, 2020, US$438 million was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility will bear interest at the London Interbank Offered Rate (LIBOR) plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) pro rata to the respective equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca (QBSA). The loans are secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at June 30, 2020 includes $78 million held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

d)	Revolving Facilities

As at June 30, 2020, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively. As at June 30, 2020, US$80 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.22 to 1.0 at June 30, 2020, to not exceed 0.60 to 1.0.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8. DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2020, we were party to various uncommitted credit facilities providing for a total of $1.8 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $425 million outstanding at June 30, 2020, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $650 million in surety bonds outstanding at June 30, 2020 to support current and future reclamation obligations.

e)	Antamina Loan Facilities

During the second quarter of 2020, the Antamina term loan agreement matured and a new term loan agreement was entered into which matures in May 2021. Our 22.5% share of this loan is US$56 million of which US$22.5 million was outstanding at June 30, 2020. Amounts outstanding under the term loan bear interest at LIBOR plus applicable margins that vary over time. The term loan, which is denominated in U.S. dollars, is non-recourse to us and the other Antamina project sponsors.

Cash and cash equivalents as at June 30, 2020 includes $85 million held in Compañía Minera Antamina S.A (Antamina). These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

9. EQUITY

a)	Share-Based Compensation

During the first two quarters of 2020, we granted 5,587,960 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $14.03, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $4.76 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.1 years, a risk-free interest rate of 1.19%, a dividend yield of 2.13% and an expected volatility of 41%. Share-based compensation expense related to stock options of $6 million and $11 million (2019 – $4 million and $9 million) was recorded for the three and six months ended June 30, 2020, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the first two quarters of 2020, we issued 2,079,203 units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at June 30, 2020 was 6,303,508.

Share-based compensation related to Units of $17 million expense and $18 million recovery (2019 – $5 million and $16 million expense) was recorded for the three and six months ended June 30, 2020, respectively.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9. EQUITY, continued

b)	Accumulated Other Comprehensive Income

	June 30,	June 30,
(CAD$ in millions)	2020	2019
Currency translation differences	$610	$359
Loss on marketable equity and debt securities (net of tax of $4 and $5)	(17)	(23)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)

	$592	$335

c)	Dividends

Dividends of $0.05 per share (totaling $26 million) were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2020.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

During the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million. No purchases were made under our normal course issuer bid in the second quarter of 2020.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10. SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended June 30, 2020
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$792	$405	$568	$44	$–	$1,809
Less: Intra-segment revenues	–	–	(89)	–	–	(89)

Revenues	792	405	479	44	–	1,720
Cost of sales	(734)	(302)	(406)	(139)	–	(1,581)

Gross profit (loss)	58	103	73	(95)	–	139
Other operating expense	(55)	(99)	(27)	(6)	(124)	(311)

Profit (loss) from operations	3	4	46	(101)	(124)	(172)
Net finance expense	(13)	(50)	(11)	(7)	(33)	(114)
Non-operating income (expense)	(2)	33	(5)	–	8	34
Share of gain (loss) of associates and joint ventures	–	2	–	–	(1)	1

Profit (loss) before taxes	(12)	(11)	30	(108)	(150)	(251)

Capital expenditures	282	512	66	27	2	889

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10. SEGMENTED INFORMATION, continued

	Three months ended June 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,588	$646	$749	$295	$–	$3,278
Less: Intra-segment revenues	–	–	(140)	–	–	(140)

Revenues	1,588	646	609	295	–	3,138
Cost of sales	(868)	(472)	(486)	(261)	–	(2,087)

Gross profit	720	174	123	34	–	1,051
Asset impairment	(171)	–	–	–	–	(171)
Other operating expense	(46)	(92)	(21)	(3)	(105)	(267)

Profit (loss) from operations	503	82	102	31	(105)	613
Net finance income (expense)	(15)	(33)	(12)	(9)	7	(62)
Non-operating income (expense)	(7)	37	(2)	–	(209)	(181)

Profit (loss) before taxes	481	86	88	22	(307)	370

Capital expenditures	272	389	64	41	3	769

	Six months ended June 30, 2020
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,815	$975	$1,272	$220	$–	$4,282
Less: Intra-segment revenues	–	–	(185)	–	–	(185)

Revenues	1,815	975	1,087	220	–	4,097
Cost of sales	(1,511)	(716)	(895)	(438)	–	(3,560)

Gross profit (loss)	304	259	192	(218)	–	537
Asset impairment	–	–	–	(647)	–	(647)
Other operating expense	(31)	(248)	(42)	(11)	(81)	(413)

Profit (loss) from operations	273	11	150	(876)	(81)	(523)
Net finance expense	(28)	(88)	(21)	(13)	(11)	(161)
Non-operating income (expense)	16	61	6	1	(28)	56
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)

Profit (loss) before taxes	261	(18)	135	(888)	(121)	(631)

Capital expenditures	618	1,069	116	68	8	1,879

Goodwill	702	418	–	–	–	1,120

Total assets	16,146	13,533	3,814	3,179	2,566	39,238

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10. SEGMENTED INFORMATION, continued

	Six months ended June 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$3,140	$1,276	$1,593	$507	$–	$6,516
Less: Intra-segment revenues	–	–	(272)	–	–	(272)

Revenues	3,140	1,276	1,321	507	–	6,244
Cost of sales	(1,694)	(932)	(1,047)	(478)	–	(4,151)

Gross profit	1,446	344	274	29	–	2,093
Asset impairment	(171)	–	–	–	–	(171)
Other operating expense	(64)	(97)	(10)	(11)	(165)	(347)

Profit (loss) from operations	1,211	247	264	18	(165)	1,575
Net finance expense	(29)	(45)	(23)	(15)	(4)	(116)
Non-operating income (expense)	(14)	41	(5)	(2)	(126)	(106)

Profit (loss) before taxes	1,168	243	236	1	(295)	1,353

Capital expenditures	555	680	112	97	6	1,450

Goodwill	702	402	–	–	–	1,104

Total assets	16,063	12,456	3,907	6,208	2,581	41,215

11. CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2020, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11. CONTINGENCIES, continued

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

12. SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

13. FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13. FAIR VALUE MEASUREMENTS, continued

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019 are summarized in the following table:

(CAD$ in millions)	June 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$151	$–	$–	$151	$877	$–	$–	$877
Marketable equity securities	39	–	36	75	53	–	36	89
Debt securities	87	–	2	89	104	–	2	106
Settlement receivables	–	336	–	336	–	465	–	465
Derivative instruments and embedded derivatives	–	50	–	50	–	29	–	29

	$277	$386	$38	$701	$1,034	$494	$38	$1,566

Financial liabilities
Derivative instruments and embedded derivatives	$–	$25	$–	$25	$–	$33	$–	$33
Settlement payables	–	25	–	25	–	16	–	16

	$–	$50	$–	$50	$–	$49	$–	$49

In the first quarter of 2020, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 4 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.